Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, September 30, 2026

Cobre Panamá Update

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX: FNV) (NYSE: FNV) notes that its partner, First Quantum Minerals Ltd. (“First Quantum”), has provided an update in respect of the submission of the report by the Panamanian Ministerial Commission in relation to Cobre Panamá. As reported by First Quantum, the Panamanian Ministerial Commission recommends as the first of its seventeen recommendations:

The authorising of formal opening of negotiations with Cobre Panamá / First Quantum to assess the feasibility of a new agreement that would allow the pending international arbitrations to be brought to an end and establish the conditions for a project to be put into operation that can achieve an orderly closure, at no cost to the Nation and with no possibility of extension, while giving absolute priority to the Nation's environmental, social and economic interests, ensuring full transparency, and complying with the Supreme Court of Justice ruling and seeking the benefit of all Panamanians.

For more detailed information, please refer to First Quantum’s news release dated September 30, 2026.

A copy of the Panamanian Ministerial Commission’s report can be found at their website at https://mici.gob.pa with a direct link to the report here: https://mici.gob.pa/wp-content/uploads/2026/09/20260930VDEF_Comision_Interministerial_Informe_Final_Presidente.pdf

For more information, please visit our website at www.franco-nevada.com or contact:

Paul Brink	Sandip Rana
President & CEO	Chief Financial Officer
416-306-6305	416-306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements contained in the Panamanian Ministerial Commission’s report and statements with respect to the future status and any potential restart of the Cobre Panamá mine. There can be no assurance that such forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions relating to Franco-Nevada’s business and assets, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.